For Immediate Release

NORSAT LAUNCHES GLOBAL-VSATTM, WORLDWIDE MARITIME EQUIPMENT & SERVICE BUNDLE

Vancouver, British Columbia – November 13, 2012 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, announces the launch of Global-VSATTM, an equipment and global airtime services package that leverages the Norsat MarineLinkTM line of maritime VSAT terminals.  The package is available via flexible lease and purchase options and will provide Norsat’s maritime customers with a complete end to end communications solution including terminals, modems, air time, installation, and technical support.

Global-VSATTM provides complete coverage through a global satellite network, which features automatic bandwidth leveling for the highest network performance, remote management capabilities for worldwide monitoring and control, and automatic signal switching to prevent signal blockages.  The flexible service package is available at competitive monthly rates, and is compatible with all of Norsat’s COM and TVRO series antennas, including options for Ka-band, Ku-Band, X-band and C-band.

Norsat President & CEO, Dr. Amiee Chan stated, “We’re pleased to launch this exciting new all-in-one equipment and service bundle.  We know that our maritime customers seek reliable solutions that are easy to use and deploy, and the combination of reliable internet services, our industry leading VSAT terminals and world renowned technical support, Global-VSATTM will deliver industry best maritime communications with unsurpassed reliability.”

Norsat’s maritime equipment and services will be showcased this week Nov 13 – 15, at the Marine Equipment Tradeshow (METS) in Amsterdam, NL, where the company will be demonstrating a COM10, 1.0m maritime VSAT terminal at booth 11.506.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com